As filed with the Securities and Exchange Commission on October 3, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBEYOND, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	59-3636526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James F. Geiger

Chairman, President and Chief Executive Officer

Cbeyond, Inc.

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman, Esq. Joel H. Trotter, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-137445

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(a)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(b)
Common Stock, $.01 par value	794,679	$26.75	$21,257,663.25	$2,274.57

(a)	Includes 103,653 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(b)	The total filing fee of $2,274.57 for this registration statement is offset against a balance of $3,118.98 remaining in connection with the 4,112,500 shares of common stock registered pursuant to the registrant’s registration statement on Form S-1 (File No. 333-137445) for which a registration fee was previously paid.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE COMMISSION IN ACCORDANCE WITH RULE 462(b) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

EXPLANATORY NOTE

Pursuant to Rule 462(b) under the Securities Act of 1933, as amended, we are filing this registration statement with the Securities and Exchange Commission, or SEC. This registration statement relates to the public offering of securities contemplated by the registration statement on Form S-1 (File No. 333-137445), which we filed on September 19, 2006, as amended, and which the SEC declared effective on October 3, 2006.

We are filing this registration statement for the sole purpose of increasing by 794,679 shares the number of shares of our common stock to be registered. The information set forth in our registration statement on Form S-1 (File No. 333-137445) is incorporated by reference in this filing.

The required opinions and consents are listed on the exhibit index and filed with this filing.

EXHIBIT INDEX

Exhibit No	Description of Exhibit

5.1	Opinion of Latham & Watkins LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (incorporated by reference to Registration Statement on Form S-1 (File No. 333-137445) filed September 19, 2006, as amended)

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on October 3, 2006.

CBEYOND, INC.

By:	/s/ J. Robert Fugate
J. Robert Fugate Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James F. Geiger	Chairman, President and Chief Executive Officer	October 3, 2006

/s/ J. ROBERT FUGATE J. Robert Fugate	Executive Vice President and Chief Financial Officer	October 3, 2006

/s/ HENRY C. LYON Henry C. Lyon	Chief Accounting Officer	October 3, 2006

* John Chapple	Director	October 3, 2006

* Douglas C. Grissom	Director	October 3, 2006

* D. Scott Luttrell	Director	October 3, 2006

* James N. Perry, Jr.	Director	October 3, 2006

* David A. Rogan	Director	October 3, 2006

* Robert Rothman	Director	October 3, 2006

*By:	/s/ J. ROBERT FUGATE
J. Robert Fugate Attorney-in-Fact